Exhibit 99.2

Investor Relations	Media Relations
Monish Bahl	Lorretta Gasper
CDC Corporation	CDC Software
678-259-8510	678-259-8631
mbahl@cdcsoftware.com	lgasper@cdcsoftware.com

CDC Software Closes Two Seven Digit Deals in Third Quarter and Reports Increasing Sales Visibility

SHANGHAI, ATLANTA, August 18, 2010 — CDC Software Corporation (NASDAQ: CDCS), a global provider of hybrid enterprise software solutions and services, today announced it has closed two seven digit on-premise and software-as-a-service (SaaS) software deals so far this quarter and has seen Total Contract Backlog (TCB) increase approximately 40 percent as of July 31, 2010, compared to June 30, 2009.

TCB is defined as the total amount of contracted unrecognized SaaS revenue and the total amount of contracted unrecognized term license or rental contracts, plus annualized maintenance figures based on the rolling average of the previous 12 months. CDC Software has secured TCB of approximately $140 million ($99 million for maintenance and $41 million for SaaS) as of July 31, 2010, compared to approximately $100 million as of June 30, 2009.

The seven digit deals include a food manufacturer’s purchase of CDC Factory, an on-premise manufacturing operations management solution, for its entire 16 plant network in the U.S. In addition, the company closed a seven figure sale to an international Fortune 1000 company that bought CDC TradeBeam, a SaaS global trade management solution, which was an up sell opportunity. Just recently, CDC gomembers also closed on a six digit deal with one of the largest non-profit associations in the U.S.

“We are very excited to start our third quarter with these impressive deals for our on-premise and SaaS software solutions,” said Bruce Cameron, president of CDC Software. “We’re pleased with the momentum so far in our third quarter and on our expanding second half 2010 sales pipeline, especially our cross-sell pipeline which has grown more than 500 percent compared to the second half of 2009. We believe our TCB numbers are a good sign of our revenue visibility and we are very encouraged with these numbers and in our performance for the third quarter.”

About CDC Software

CDC Software (NASDAQ: CDCS), The Customer-Driven Company™, is a hybrid enterprise software provider of on-premise and cloud deployments. Leveraging a service-oriented architecture (SOA), CDC Software offers multiple delivery options for their solutions including on-premise, hosted, cloud-based Software as a Service (SaaS) or blended-hybrid deployment offerings. CDC Software’s solutions include enterprise resource planning (ERP), manufacturing operations management, enterprise manufacturing intelligence, supply chain management (demand management, order management and warehouse and transportation management), global trade management, e-Commerce, human capital management, customer relationship management (CRM), complaint management and aged care solutions.

CDC Software’s recent acquisitions are part of its “acquire, integrate, innovate and grow” strategy. Fueling the success of this strategy is the company’s global scalable business and technology infrastructure featuring multiple complementary applications and services, domain expertise in vertical markets, cost effective product engineering centers in India and China, a highly collaborative and fast product development process utilizing Agile methodologies, and a worldwide network of direct sales and channel operations. This strategy has helped CDC Software deliver innovative and industry-specific solutions to more than 8,000 customers worldwide within the manufacturing, distribution, transportation, retail, government, real estate, financial services, health care, and not-for-profit industries. For more information, please visit www.cdcsoftware.com.

About CDC Corporation

The CDC family of companies includes CDC Software (NASDAQ: CDCS) focused on enterprise software applications and services, CDC Global Services focused on IT consulting services, and outsourced R&D and application development, CDC Games focused on online games, and China.com, Inc. (HKGEM:8006) focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to, among other things, our expectations regarding momentum in our sales pipeline, our beliefs regarding revenue visibility and TCB, our beliefs and expectations regarding performance for the remainder of the current period and any future periods, and other statements which are not historic fact. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, including the following: (a) the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; (b) the ability to make changes in business strategy, development plans and product offerings to respond to the needs of current, new and potential customers, suppliers and strategic partners; (c) the ability to integrate operations or new acquisitions in accordance with the company’s and its subsidiaries’ business strategies; (d) the effects of restructurings and rationalization of operations; (e) the ability to address technological changes and developments including the development and enhancement of products; (f) the ability to develop and market successful products and services; (g) the entry of new competitors and their technological advances; (h) the need to develop, integrate and deploy products and services that meet customer’s requirements; (i) the possibility of development or deployment difficulties or delays; (j) the dependence on customer satisfaction with the company’s and its subsidiaries’ products and services; (k) continued commitment to the deployment of the company’s and its subsidiaries’ products and services, including enterprise software solutions; (l) risks involved in developing software solutions and integrating them with third-party software and services; (m) the continued ability of the company’s enterprise software solutions to address client-specific requirements; and (n) demand for, and market acceptance of, new and existing enterprise software and services and the positioning of the company’s solutions. Further information on risks or other factors that could cause results to differ is detailed in our filings or submissions with the United States Securities and Exchange Commission, including our Annual Report on Form 20-F for the year ended December 31, 2009 filed with the SEC on June 2, 2010, and those of our ultimate parent company, CDC Corporation. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise. Historical results are not indicative of future performance.